Axion Power International, Inc.

3601 Clover Lane

New Castle, PA 16105

February 10, 2016

VIA EDGAR

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re: Axion Power International, Inc.

Registration Statement on Form S-1

Filed January 29, 2016

File No. 333-209207

Gentlepersons:

We are in receipt of your letter to us, dated February 9, 2016, regarding the above referenced Form S-1. We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents. In order to fully respond to your letter and for ease of reference (but cognizant of the time restraints here), we have included abbreviated iterations of your comments (bolded) and each of our responses to your comments.

Incorporation of Other Information by Reference, page 18

1. We note your incorporation by reference here and on page 17. … Note also the requirements of Form S-1 item 12(b)….

In this S-1/A filed today, we have so noted and have gone through the list of filings on the SEC website, as well as the requirements of Item 12 (including 12(b)) of Form S-1 and updated the incorporation by reference.

The Selling Stockholders, page 49

2. We note that your letter…. Please identify….

In the S-1 filed on January 29, 2016, there were two selling stockholders identified as affiliates (in footnotes 1 and 3 thereto); however, in today’s S-1/A, we have updated the disclosure to fully track the language that each purchased the securities in the ordinary course, etc.

Item 16. Exhibits and Financial Statement Schedules, page 59

Russell Mancuso
February 10, 2016

3. Please file the consent required by Rule 438….

We have fulfilled this consent requirement in this S-1/A.

Signatures

4. Please reconcile….

In the S-1/A we filed today, we so complied without altering the text that Form S-1 requires on the Signatures Page.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments. Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Danielle Baker

Danielle Baker

cc: Jolie Kahn, Esq.